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Exhibit 12.1

	For the three months ended September 30,				For the nine months ended September 30,
	2004		2003		2004		2003
	(in thousands)
Fixed Charges Computation:
Preferred stock dividend	$740		$1,194		$1,512		$1,491
Interest expense, including amortization of debt issuance costs, on convertible debt	1,265		344		2,320		344

Total fixed charges and preferred dividends	2,005		1,538		3,832		1,835
Earnings Computation:
Profit before equity in income of investee	11,383		8,685		29,122		7,537
Add:
Fixed charges	2,005		1,538		3,832		1,835

Earnings as adjusted	$13,388		$10,223		$32,954		$9,372

Ratio of earning to fixed charges	10.6	x	29.7	x	14.2	x	27.2	x
Ratio of earning to fixed charges and preferred dividends	6.7	x	6.6	x	8.6	x	5.1	x

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  Exhibit 12.1